Exhibit 99.1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.2 (c) THEREUNDER

1.	June 10, 2019

Date of Report (Date of earliest event reported)

2.	SEC Identification Number 58648 3. BIR Tax Identification No. 000-410-840-000

4.	MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION

Exact name of issuer as specified in its charter

5. PHILIPPINES	6. (SEC Use Only)
Province, country or other jurisdiction of incorporation	Industry Classification Code:

7.	Asean Avenue cor. Roxas Boulevard, Brgy. Tambo, Parañaque City 1701
Address of principal office Postal Code

8.	c/o (02) 691-8899

Issuer’s telephone number, including area code

9.	N/A

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON	5,687,270,800

11.	Indicate the item numbers reported herein: Items 9 – Other Events

Melco Resorts and Entertainment (Philippines) Corporation (“MRP” or the “Corporation”) hereby informs the public that, per Philippine Stock Exchange (“PSE”) Memorandum CN No. 2019-0023 dated May 14, 2019, MRP will be automatically delisted from the Official Registry of the PSE effective tomorrow, June 11, 2019, by reason of its public ownership remaining below the minimum threshold prescribed under the PSE Rules for a period of more than six (6) months.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MELCO RESORTS AND ENTERTAINMENT (PHILIPPINES) CORPORATION

By: /s/ Marissa T. Academia

MARISSA T. ACADEMIA	June 10, 2019
Corporate Information Officer	Date

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